SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on May 11, 2021.

By letter dated May 11, 2021,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	03/31/2021	03/31/2020
Results of the period (three-month period)	(9,231)	(10,589)
Attributable to:
Shareholders of the controlling company	(3,997)	(14,529)
Non-controlling interest	(5,234)	3,940

2. Other integral results of the period	in million ARS
	03/31/2021	03/31/2020
Other integral results of the period	(11,250)	6,106
Attributable to:
Shareholders of the controlling company	(3,211)	(3,167)
Non-controlling interest	(8,039)	9,273

3. Total integral results of the period	in million ARS
	03/31/2021	03/31/2020
Total integral results of the period	(20,481)	(4,483)
Attributable to:
Shareholders of the controlling company	(7,208)	(17,696)
Non-controlling interest	(13,273)	13,213

4. Equity details	in million ARS
	03/31/2021	03/31/2020
Share Capital	589	499
Treasury shares	3	3
Comprehensive adjustment of capital stock and of treasury shares	13,426	13,425
Warrants	1,328	-
Additional paid-in capital	17,122	14,339
Premium for trading of treasury shares	122	123
Legal Reserve	634	504
Special Reserve (Resolution CNV 609/12)	1,042	1,043
Cost of treasury share	(203)	(202)
Changes in non-controlling interest	(4,007)	(4,511)
Revaluation Surplus	1,811	223
Conversion reserve	4,206	3,114
Reserve for stocks-based payments	669	649
Other comprehensive subsidiary results	453	654
Hedging instruments	-	-
Reserve for purchase of securities issued by the company	118	134
Other subsidiary reserves	1	5
Retained earnings	(1,364)	(17,003)
Shareholders’ Equity attributable to controlling company’s shareholders	35,950	12,999
Non-controlling interest	67,379	106,855
Total shareholder's equity	103,329	119,854

 In compliance with the Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 591,642,804 (including treasury shares), divided into 591,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

As of March 31, 2021, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA), Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.(CVCU), owns 215,998,867 shares, accounting for 36.65% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay, Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of March 31, 2021, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA, Agroinvestment and CVCU, and the treasury shares, the remaining shareholders held 373,409,618 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 63.35% of the issued and subscribed capital stock.

Below are the highlights for the nine-month period ended March 31, 2021:

●
The net result for the nine-month period of fiscal year 2021 recorded a loss of ARS 9,231 million compared to a gain of ARS 10,589 million in the same period of 2020. The result from continuing operations recorded a loss of ARS 1,129 million mainly due to negative results from changes in the fair value of the investment properties from our subsidiary IRSA.

●
Adjusted EBITDA reached ARS 20,705 million, 40.5% higher than in the same period of fiscal year 2020. Agribusiness adjusted EBITDA was ARS 9,215 million, 15.4% higher than in the same period of fiscal year 2020, and urban properties and investments business (IRSA) adjusted EBITDA was ARS 11,482 million, 70,1% higher than the compared period.

●
During 2021 Campaign, that is developing with high international commodity prices and under “Niña” weather conditions from moderate, we planted 259,000 hectares in the region and we expect to produce the historical record of 850,000 tons of grains.

●
During the quarter, we have sold our lands in Bolivia to our subsidiary Brasilagro for an amount of USD 31 million and we subscribed 6.9 million shares within the framework of its capital increase for BRL 440 million, increasing our participation in Brasilagro, net of treasury shares, from 33.8% to 34.1%.

●
In February 2021, we sold 100% of Sociedad Anónima Carnes Pampeanas S.A., owner of a meatpacking facilities plant in La Pampa, Argentina, for the sum of USD 10 million.

●
In financial matters, during the quarter we issued 90 million shares for the sum of USD 42.5 million and after the end of the period, our subsidiary IRSA issued 80 million shares for the sum of USD 28.8 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 11, 2021